MILLAR WESTERN FOREST PRODUCTS LTD.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                 Three and Nine Months Ended September 30, 2006,
          Compared to the Three and Nine Months Ended September 30, 2005.

Overview
--------

Revenue for the quarter ended September 30, 2006 was $76.5 million, down from $78.9 million reported for the third quarter last year mainly as a result of lower shipment volumes of both lumber and pulp and lower lumber prices. Revenues also were negatively affected by the continued appreciation of the Canadian dollar, which had an average value for the quarter of US$0.881, compared to US$0.832 for the same period last year.

For the first nine months of 2006, revenue increased by 2.3% compared to the same period last year, to $240.5 million, compared to 235.1 million in 2005. The increase year over year is a result of a higher volume of pulp shipments in the first six months of the year and higher pulp prices.

Higher pulp prices, lower manufacturing costs and lower duty deposits on lumber exports combined to generate operating earnings of $9.0 million for the third quarter, a significant improvement over the $2.1 million operating loss reported in the third quarter last year. For the first nine months of 2006, higher pulp revenues, lower manufacturing costs and lower duty deposits have resulted in operating earnings of $15.9 million, an increase of $9.6 million over operating earnings reported for the same period in 2005.

Financing expenses for the quarter increased by $.4 million compared to the third quarter last year primarily as a result of interest on the Sundance acquisition loan which was advanced last quarter. For the first nine months, increased interest on the Sundance loan was offset by lower interest expense on US dollar denominated debt due to the appreciation of the Canadian dollar. Interest earned on cash deposits and short term investments, which was reclassified from general and administrative expenses to other financing expense (income) this quarter, is down this year compared to last due to lower cash balances.

The increase in value of the Canadian dollar also generated unrealized exchange gains on the translation of US dollar-denominated debt of $.1 million for the quarter and $10.3 million for the nine months ended September 30, 2006. In 2005, the appreciation of the Canadian dollar generated unrealized gains on the translation of long-term debt of $12.1 million for the quarter and $7.5 million for the nine-month period.

Other income for the quarter includes a gain on sale of surplus assets of $.7 million and a gain on translation of US dollar denominated cash and accounts receivable balances of


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$.6 million. For the same quarter in 2005, there was an exchange loss on translation of US dollar balances of $1.3 million. For the first nine months of 2006, other income of $30.9 million includes a $32.7 million gain on sale of power purchase rights and a provision for loss of $1.8 million on amounts receivable from the Meadow Lake Pulp Limited Partnership. A more detailed description of these items is provided in the notes to the unaudited financial statements.


Lumber
------

Revenue from the lumber segment decreased by $5.8 million, or 17%, to $28.3 million for the quarter and by $11.1 million, or 10%, to $96.5 million for the first nine months of 2006, compared to the same periods in 2005. The recent decline in U.S. housing starts has had a significant negative effect on the demand for softwood lumber and consequently, lumber prices. Lumber shipments were 79 million board feet for the quarter, down from 88.3 million shipped in the third quarter of 2005. This year to date however, lumber shipments are slightly higher than last year, at 257.4 million board feet. Lumber revenues have declined due to the combined effects of lower market prices and the stronger Canadian dollar. The benchmark price of lumber (random lengths SPF) dropped from an average of US$328 per thousand board feet in the third quarter of 2005 to an average of US$278 per thousand this quarter. For the first nine months, the average benchmark price has dropped 14%, from US$361 in 2005 to US$312 in 2006.

As a result of capital improvements in both the Boyle and the Whitecourt sawmills and lower stumpage rates, cost of sales continued to trend lower, down from an average of $333 per thousand board feet in the third quarter of last year to an average of $286 per thousand this quarter. Countervailing and anti-dumping duty deposits paid decreased by $1.3 million in the third quarter and by $3.5 million for the first nine months of 2006 compared to the same periods in 2005, due to the lower benchmark prices and a reduction in duty rates.

On October 12, 2006, a new softwood lumber agreement came into effect which will result in the return of approximately US$27.3 million of duty deposits to the company and the levy of a 15% export tax on lumber shipments to the United States. This subsequent event is described in the notes to the unaudited financial statements.

For the quarter ended September 30, the lumber segment reported an operating loss of $.1 million compared to a loss of $3.0 million in the third quarter of 2005. Operating earnings for the nine month period decreased by $.8 million to $1.8 million in 2006 compared to the same period in 2005. The decrease in operating earnings was predominately the result of lower revenue, partially offset by lower manufacturing costs and lower duties.


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Pulp
----

Revenue from the pulp segment increased by $3.3 million, or 8%, to $46.6 million for the third quarter and by $16.6 million, or 14%, to $139.1 million in the first nine months of 2006, compared to the same periods last year. The increase in revenue for the quarter was the result of higher pulp prices, moderated by a higher Canadian dollar and lower shipments compared to the third quarter last year. The pulp mill's production was reduced during the quarter because of the planned maintenance shutdown which took place in September and also due to curtailments the mill opted to take during periods of high electricity prices. For the nine month period, pulp shipments were 238.5 thousand tonnes, an increase of 22.9 thousand tonnes, or 11%, over last year. Demand for BCTMP remains strong and pulp prices increased in the third quarter of 2006 which improved mill net returns by $86 per tonne or 16% compared to the third quarter last year. However, the continued rise of the Canadian dollar has substantially reduced the benefit of higher pulp prices and as a result, average mill net returns for the first nine months of 2006 are only marginally higher than the same period last year.

Pulp cost of sales was $312 per tonne, down by $22 per tonne compared to the third quarter last year, primarily as a result of lower energy and repair and maintenance costs. The pulp cost of sales reflected benefits from our power purchase rights of $8.4 million in the third quarter and $15 million in the first nine months of 2006, compared to $4.4 million and $8.4 million for the same periods in 2005.

Depreciation and amortization increased by $0.8 million to $2.5 million for the quarter, mainly due to amortization of power purchase rights acquired in the previous quarter.

As a result of the higher mill net returns, increased shipments and lower production costs, operating earnings from the pulp segment increased by $7.9 million, to $11.0 million in the quarter and by $9.0 million, or 77%, to $20.5 million in the first nine months of 2006, compared to the same periods in 2005.

Corporate and Other
-------------------

Revenue from corporate and other activities, which consisted primarily of fees earned under administrative services and marketing agreements with the Meadow Lake pulp mill, was comparable to revenue generated from these activities for the same periods in 2005. The Meadow Lake pulp mill continued to operate under CCAA protection and the agreements remained subject to renegotiation.

General and administration expenses are down from the comparable periods last year mainly due to lower salary and benefit costs.

Income Taxes
------------

Operating results for the quarter and first nine months ended September 30, 2006, were subject to income and capital taxes at a statutory rate of 40.6%. The effective tax rate for


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the quarter and the first nine months varied significantly from the statutory rate, primarily as a result of the manufacturing and processing deduction, and the non-taxable portion of unrealized exchange gain on debt, as well as the non-taxable portion of the gain on sale of power purchase rights.

Liquidity and Capital Resources
-------------------------------

For the quarter ended September 30, 2006, we generated cash of $20.2 million from operations, including changes in working capital, compared to cash generation of $9.2 million for the third quarter of 2005. For the first nine months of 2006, we generated cash of $.4 million for operations, compared to a cash requirement of $16.4 million in the same period of 2005. The increase in cash from operations is a result of the improved operating results and reduced working capital compared to last year.

Net capital expenditures decreased by $3.2 million in the quarter and by $3.5 million for the first nine months of 2006, compared to the same periods last year. Additions to property plant and equipment this year to date includes $2.2 of capital improvements to the Boyle sawmill and $6.0 of capital improvements to the Whitecourt sawmill.

At September 30, 2006, we had a cash balance of $34.5 million, compared to a cash balance of $51.2 million at September 30, 2005. An additional $25.0 million was available under our revolving credit facility, of which $1.7 million was committed for standby letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which are beyond our control.